SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert B. Burke
                        c/o Par IV Capital Management LLC
                                  50 Tice Blvd.
                                    3rd Floor
                        Woodcliff Lake, New Jersey 07677
                                 (201) 573-7500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 20, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    344123104
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Par IV Capital Management LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,769,500

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,769,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,769,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.22%

14. TYPE OF REPORTING PERSON*

    IA, OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert B. Burke

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,769,500

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,769,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,769,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.22%

14. TYPE OF REPORTING PERSON*

    IN, HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Paloma International L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    884,750

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    884,750

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    884,750

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.61%

14. TYPE OF REPORTING PERSON*

    PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
           ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   S. Donald Sussman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    884,750

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    884,750

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    884,750

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.61%

14. TYPE OF REPORTING PERSON*

    IN, HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   344123104
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Foamex International Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1000 Columbia Avenue, Linwood, Pennsylvania 19061. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Par IV Capital Management LLC, a Delaware limited liability company ("Par IV"), (ii) Robert B. Burke, a United States citizen, (iii) Paloma International L.P., a Delaware limited partnership and (iv) S. Donald Sussman (collectively, the "Reporting Persons").

     The principal business address of (i) Par IV and Robert B. Burke is 50 Tice Blvd., 3rd Floor, Woodcliff Lake, New Jersey 07677, (ii) Paloma International L.P. is Two American Lane, Greenwich, Connecticut 06836 and (iii) S. Donald Sussman is 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, United States Virgin Islands 00802.

     Robert B. Burke is the managing member of Par IV, an investment management firm that serves as an investment adviser to private investment funds and separately managed accounts, including Paloma International L.P. Paloma International L.P. is engaged in trading in securities and other aspects of the securities business. Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership ("TAM"), with its principal office at 6100 Red Hook Quarter, 18B, Suites C1-6, St. Thomas, USVI 00802, is the general partner of Paloma International L.P. with investment authority. The principal business of TAM is to engage in the investment and investment advisory business. S. Donald Sussman is the indirect controlling person of TAM and, thus, Paloma International L.P.

     (d) Neither of Robert B. Burke nor S. Donald  Sussman has,  during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of Paloma International L.P. and the private investments vehicles managed by Par IV over which Robert B. Burke, through his role at Par IV, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     Par IV and Paloma International L.P. have joined and participated in discussions with an informal ad hoc committee of certain holders of equity securities in the Issuer (the "Ad Hoc Committee"), which is currently comprised of D.E. Shaw Laminar Portfolios, L.L.C., Par IV Capital Management LLC, Paloma International L.P., and Sigma Capital Management, LLC, with Goldman Sachs & Co. acting as an observer. Each of the members of the Ad Hoc Committee, as well as Goldman Sachs & Co., has filed separately its own Schedule 13D, and may be deemed to be a member of a group within the meaning of Rule 13d-5(b), with respect to its interests in equity securities of the Issuer.

     On July 19, 2006, the Issuer's board of directors adopted a resolution amending the Rights Agreement between the Issuer and Mellon Investor Services LLC, dated as of August 5, 2004 (the "Rights Agreement"), to except the members of the Ad Hoc Committee, as well as Goldman Sachs & Co., from the definition of "Acquiring Persons" thereunder. In addition, the Rights Agreement was amended to provide that a person shall not be deemed to have "beneficial ownership" (within the meaning of Rule 13d-3) of a security under the Rights Agreement solely as a result of an agreement, arrangement or understanding entered into with any other person during, or in connection with, the Issuer's Chapter 11 cases pending in the United States Bankruptcy Court for the District of Delaware.

     The equityholders involved with the Ad Hoc Committee have met, and reserve the right to continue to meet, with the Issuer's board of directors, management and advisers from time to time to discuss the Issuer's business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Par IV and Paloma International L.P. may work with the Issuer and/or the Issuer's advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Company. Neither Par IV nor Paloma International L.P. have been retained by the Issuer or any other person to perform these services. These plans or proposals may involve or relate to one of more of the matters described in Item 4 of this Schedule 13D.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, (i) each of Par IV and Robert B. Burke may be deemed to be the beneficial owner of 1,769,500 Shares or 7.22% of the Shares of the Issuer and (ii) each of Paloma International L.P. and S. Donald Sussman may be deemed to be the beneficial owner of 884,750 Shares or 3.61% of the Shares of the Issuer, based upon the 24,509,728 Shares outstanding as of June 5, 2006, according to the Issuer's 10-Q as filed with the Securities and Exchange Commission.

     Each of Par IV and Robert B. Burke has the shared power to vote or direct the vote of 1,769,500 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to vote or direct the vote of 884,750 Shares to which this filing relates.

     Each of Par IV and Robert B. Burke has the shared power to dispose or direct the disposition of 1,769,500 Shares to which this filing relates, while each of Paloma International L.P. and S. Donald Sussman has the shared power to dispose or direct the disposition of 884,750 Shares to which this filing relates.

     The aforementioned Shares were acquired for investment purposes. Each of Par IV and Robert B. Burke, on behalf of Paloma International L.P. or the private investment vehicles over which they have investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A         Power of Attorney for S. Donald Sussman

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    July 24, 2006
-----------------------
       (Date)

                                          Par IV Capital Management LLC*


                                          By: /s/ Robert B. Burke
                                             ------------------------------
                                             Name: Robert B. Burke
                                             Title: Managing Member


                                           /s/ Robert B. Burke*
                                          ----------------------------------
                                              Robert B. Burke


                                          Paloma International L.P.*

                                          By: Paloma Partners Company L.L.C.,
                                                         its general partner


                                          By: /s/ Michael J. Berner
                                              ---------------------------------
                                          Name: Michael J. Berner
                                          Title: Vice President


                                          S. Donald Sussman*

                                          By: /s/ Michael J. Berner
                                              ---------------------------------
                                          Name: Michael J. Berner
                                          Title: Attorney-in-Fact


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                    AGREEMENT

     The undersigned agree that this Schedule 13D amendment dated July 24, 2006 relating to the Common Stock par value $0.01 of Foamex International Inc. shall be filed on behalf of the undersigned.


                                          Par IV Capital Management LLC*


                                          By: /s/ Robert B. Burke
                                             ------------------------------
                                             Name: Robert B. Burke
                                             Title: Managing Member


                                           /s/ Robert B. Burke*
                                          ----------------------------------
                                              Robert B. Burke


                                          Paloma International L.P.*

                                          By: Paloma Partners Company L.L.C.,
                                                         its general partner


                                          By: /s/ Michael J. Berner
                                              ---------------------------------
                                          Name: Michael J. Berner
                                          Title: Vice President


                                          S. Donald Sussman*

                                          By: /s/ Michael J. Berner
                                              ---------------------------------
                                          Name: Michael J. Berner
                                          Title: Attorney-in-Fact

July 24, 2006

                                                                Exhibit A

                                POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of May 9, 2006.


 /s/ S. Donald Sussman
-------------------------
   S. Donald Sussman


                         ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

     On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

                                        /s/ Diane R. Erickson, Notary Public
                                        ---------------------------------------
                                            (signature and office of individual
                                             taking acknowledgement)
SK 21784 0001 688088